MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: max.berueffy@protective.com

February 9, 2009

VIA E-MAIL AND EDGAR

Craig Ruckman

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

RE:          Protective Life Insurance Company

Registration Statement on Form S-1

File No. 333-156285 for Modified Guaranteed Annuity Contracts

Dear Mr. Ruckman:

On behalf of Protective Life Insurance Company (“Protective Life”), this letter responds to comments with respect to the above-referenced registration statement that you conveyed by letter to Elisabeth Bentzinger dated February 9, 2009.  I have included with this response changed pages to the prospectus included in the registration statement, marked to reflect revisions made in response to your comments.  Please note that the marked pages also reflect changes pertaining to the removal of all references to Section 403(b) plans.

The following paragraphs provide Protective Life’s response to each comment raised by the Commission Staff.  For the Staff’s convenience, each of the Staff’s comments is set forth in full below, and then the response follows.

1.  Surrender Charges (p. 12)

Comment:  The prospectus states that no surrender charge will be assessed on surrenders from a “1-year subsequent Guaranteed Period.”  It is unclear whether this period only includes the automatic 1-year Guaranteed Period or all subsequent 1-year Guaranteed Periods.  Please revise this phrase for clarity.  The staff notes similar language appears on page 13.

Response:  Protective Life will not assess a surrender charge or apply a market value adjustment on surrenders from any 1-year Guaranteed Period, whether automatic or not.  In addition, all 1-year Guaranteed Periods will be “subsequent;” a 1-year Guaranteed Period will not be available at the time a contract is purchased.  Accordingly, Protective Life has revised the disclosure in several places throughout the prospectus to make this clear.  In particular, please note the new disclosure on page 8, which indicates that a 1-year Guaranteed Period is not available at the time of purchase, and new disclosure on page 9, which states that Protective Life will not assess a surrender charge or apply a market value adjustment to surrenders from a 1-year subsequent Guaranteed Period selected by the owner.  Protective Life believes that these changes remove any confusion as to whether surrender charges and market value adjustments are applied to surrenders from a 1-year Guaranteed Period.

2.               Tandy Representations

Comment.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•                  should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  Protective Life represents that the requested acknowledgments will be included in the transmittal letter for the pre-effective amendment filing.

*     *     *

On February 10, 2009, Protective Life intends to file with the Commission a pre-effective amendment to the above-referenced filing.  Acceleration requests from Protective Life and from the principal underwriter will accompany this pre-effective amendment, seeking acceleration of the effectiveness of the registration statement to February 13, 2009.  Any assistance you can provide to assist us in meeting this request would be very much appreciated.

If you have any questions or comments regarding the registration statement, please call the undersigned at (205) 268-3581 or Elisabeth M. Bentzinger at (202) 383-0717.

Sincerely,

/s/ Max Berueffy

Max Berueffy

Attachment

cc:           Elisabeth M. Bentzinger

A Modified Guaranteed Annuity	Issued by Protective Life Insurance Company P.O. Box 10648 Birmingham, Alabama 35202-0648 Telephone: 1-800-456-6330 www.protective.com Offered Through Investment Distributors, Inc.

This Prospectus describes the ProSaver® Platinum ST Contract, a group and individual modified guaranteed annuity contract. This Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purposes. It may be purchased on a non-qualified basis or for use with certain qualified retirement plans.

An Annuity Deposit of at least $25,000 is required to purchase a Contract. Any subsequent Annuity Deposit you want to add to your Contract must be at least $10,000.

You may allocate each Annuity Deposit to one or more investment periods, called Guaranteed Periods, from those we offer at the time you make the deposit. Each allocation to a Guaranteed Period must be at least $10,000. The amounts you allocate will earn interest for the selected period at the interest rate we offer at the time of your deposit. Protective Life Insurance Company makes the final determination as to Guaranteed Interest Rates it declares. We cannot predict nor do we guarantee what future interest rates we will declare.

Purchasing this Contract involves certain risks. If you surrender your Contract, or any portion of it, before the end of a Guaranteed Period, we may assess a surrender charge on the amount you surrender. We may also apply a Market Value Adjustment to the amount you surrender, which could increase or decrease the value of your Contract. Under certain conditions, you may withdraw earned interest without a surrender charge or Market Value Adjustment. Surrenders and withdrawals of interest will be subject to income tax and may be subject to a 10% IRS penalty tax if taken before age 59 1/2. Accordingly, you could lose a substantial portion of the Annuity Deposit you invest in the Contract. You should carefully consider your cash flow needs before purchasing a Contract. Additional information about these risks appears on pages 12 through 14 under “Surrender Charges” and “The Market Value Adjustment” and on pages 21 through 28 under “Federal Tax Matters.”

On the Annuity Commencement Date, we will apply your Net Account Value to the annuity option you have selected, or you may take that amount in one lump sum payment. The annuity payment options are (1) payments for a fixed period from five to thirty years, (2) life income with payments guaranteed for ten or twenty years, or (3) payments of a fixed amount until the amount we hold is exhausted.

Please read this prospectus carefully. Investors should keep a copy for future reference.

The ProSaver® Platinum ST Contract is not a deposit or obligation of, or guaranteed by, any bank or financial institution. It is not insured by the Federal Deposit Insurance Corporation or any other government agency, and it is subject to investment risk including the possible loss of investment principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 13, 2009.

Can I take money out of the Contract before the end of a Guaranteed Period?	You may take money out of your Contract before the end of a Guaranteed Period by surrendering all or part of the Contract, or by withdrawing the interest earned during the prior contract year.

Surrenders: If you surrender all or part of your Contract before the end of a Guaranteed Period, we may deduct a surrender charge and apply a Market Value Adjustment to the amount surrendered. We will not deduct a surrender charge after the first seven years of any Guaranteed Period. We also will not deduct a surrender charge or apply a Market Value Adjustment to amounts surrendered from a 1-year subsequent Guaranteed Period. (See “Surrender Charges” and “The Market Value Adjustment”.)

Interest withdrawals: Once each Contract year, you may withdraw some or all of the interest earned in your Contract in the prior Contract year. An automatic interest withdrawal program that allows monthly, quarterly, semi-annual or annual interest withdrawals may also be available. We will not deduct a surrender charge or apply a Market Value Adjustment to annual or automatic interest withdrawals. (See “Interest Withdrawals”.)

Tax consequences and limitations: Surrenders and interest withdrawals may be subject to federal and state income taxes and, if taken prior to age 59 1/2, may be subject to a 10% federal tax penalty. (See “Federal Tax Matters, Taxation of Interest Withdrawals and Partial and Full Surrenders,” and “Penalty Tax on Premature Distributions”.) Surrenders and interest withdrawals from Contracts issued as qualified contracts under the Internal Revenue Code may not be allowed in certain circumstances. (See “Federal Tax Matters, Qualified Retirement Plans”.)

What is the surrender charge?

The surrender charge is a percentage of the amount that you surrender before the end of a Guaranteed Period. The maximum surrender charge for any Guaranteed Period is 6% and it declines to 0% after seven years. We do not apply the surrender charge to amounts that may be withdrawn as annual or automatic interest withdrawals or to amounts withdrawn from a 1-year subsequent Guaranteed Period. (See “Surrender Charges”.)

What is a Market Value Adjustment?	The Market Value Adjustment is an amount we deduct from or add to amounts that you surrender before the end of a Guaranteed Period. The Market

Value Adjustment formula is tied to market interest rates, as measured by the appropriate Treasury Rate. Generally, if the applicable Treasury Rate at the time of the surrender is more than 0.25% lower than the Treasury Rate associated with the Sub-Account, the Market Value Adjustment will increase the Surrender Value. Otherwise, the Market Value Adjustment will decrease the Surrender Value. We will not apply a Market Value Adjustment to amounts surrendered from a 1-year subsequent Guaranteed Period. Please see “The Market Value Adjustment,” in this Prospectus for a more complete explanation and examples of the Market Value Adjustment formula.

Does the Contract provide a Death Benefit?

If you die before the Annuity Commencement Date, we will pay a death benefit, less any applicable premium tax, to your beneficiary. Generally, the death benefit will be the greater of the Account Value or the Net Account Value as of the date we receive the paperwork necessary to process the death claim, but there are other requirements and conditions. (See “Death Benefit”.)

What annuity benefit does the Contract provide?

On the Annuity Commencement Date we will pay the Net Account Value in a lump sum or apply that amount to the annuity option you select. Annuity options can provide periodic payments that are based on the life of one or two Annuitants, that are guaranteed for a fixed amount of time, or both. As a general rule, the Annuity Commencement Date cannot be after an Annuitant’s 95th birthday. (See “Annuity Benefits”.)

When is premium tax deducted?

If your Contract is subject to a premium tax, we will deduct it, according to applicable law, from the Annuity Deposits when we receive them, upon a full or partial surrender, from the Net Account Value when we apply it to an annuity option, or from the Death Benefit before we pay it. (See “Premium Tax”.)

Is the Contract available for Qualified retirement plans?

The Contract may be issued for use with retirement plans receiving special federal income tax treatment under Sections 401, 408, or 408A of the Internal Revenue Code such as pension and profit sharing plans (including H.R. 10 plans), individual retirement accounts, and individual retirement annuities. Contracts issued for use with these qualified retirement plans are referred to as Qualified Contracts and these types of plans are referred to as Qualified Plans. (See “Federal Tax Matters”.)

Right to Cancel

You may cancel your Contract by returning it to us with a written cancellation request within the number of days after receiving it that your Contract specifies. Unless otherwise provided by law, this period will never be less than 10 days. You must return the Contract and cancellation request to our Administrative Office or to the sales representative who sold it to you. If you return the Contract by mail, the effective date of the return will be the postmark date on your properly addressed and postage paid envelope. In the State of Connecticut, non-written requests are also accepted.

Upon receiving your returned Contract and cancellation request, we will cancel the Contract and treat it as if it had never been issued. Your Contract will specify the amount we will return upon cancellation. Depending on the laws of the state in which the Contract is delivered, the amount we will return will generally equal either 1) your total Annuity Deposit(s), or 2) the Account Value, adjusted by the Market Value Adjustment formula, on the date we receive your cancellation request.

Annuity Deposits

The Annuity Deposit is the premium payment you send us to purchase or add to a Contract. Generally, we will accept an Annuity Deposit if the Guaranteed Period to which it is allocated ends before the Annuity Commencement Date and we have the right not to accept any Annuity Deposit if we so choose. We also have the right to limit the total Annuity Deposits we accept without prior approval. Currently, this amount is $2,000,000. You can make an Annuity Deposit in the form of a check made out to Protective Life Insurance Company or by any other method we deem acceptable.

You allocate Annuity Deposits, less any applicable premium tax, to one or more of the Guaranteed Periods available when you make the Annuity Deposit. You must allocate at least $10,000 to each Guaranteed Period you choose and you may not select a Guaranteed Period that extends beyond the Annuity Commencement Date.

Guaranteed Periods and Sub-Accounts

A Guaranteed Period is the period of years during which we will credit the Guaranteed Interest Rate to a Sub-Account. Currently, we offer a variety of Guaranteed Periods up to 15 years, though all Guaranteed Periods may not be available at all times or in all states and a 1-year Guaranteed Period is not available at the time you purchase the Contract. You may not select a Guaranteed Period that extends past the Annuity Commencement Date for your Contract.

Initial Guaranteed Period

We will establish a Sub-Account for each Guaranteed Period to which you allocate an Annuity Deposit. Each Sub-Account earns interest at the Guaranteed Interest Rate in effect for that Guaranteed Period from the date the Annuity Deposit is credited to the Sub-Account through the end of the Guaranteed Period or until the Sub-Account is surrendered, if earlier.

Subsequent Guaranteed Periods

At the end of a Guaranteed Period, you may select from the following options:

1.               Surrender all or part of your ending Sub-Account Value without a surrender charge or Market Value Adjustment;

2.               Instruct us to apply the ending Sub-Account Value to one or more subsequent Guaranteed Periods that you select from the Guaranteed Periods we are then offering; or

3.               Do nothing and allow a 1-year subsequent Guaranteed Period automatically to begin.

Surrenders at the end of a Guaranteed Period

To surrender your ending Sub-Account Value, you must request the surrender in writing no later than 10 days after the end of the expiring Guaranteed Period. If you surrender your ending Sub-Account Value, any surrendered amount may be subject to income taxes, and a 10% IRS penalty tax may apply if you are not yet 59 1/2 years old. (See “Federal Tax Matters, Taxation of Interest Withdrawals and Partial and Full Surrenders” and “Penalty Tax on Premature Distributions”.)

Selecting a subsequent Guaranteed Period

To apply the ending Sub-Account Value to one or more subsequent Guaranteed Periods, you must give us written instructions as to the Guaranteed Periods that you select no later than 10 days after the end of the expiring Guaranteed Period. You may select a subsequent Guaranteed Period only from the Guaranteed Periods we are offering at the time you make your selection. No subsequent Guaranteed Period may extend past the Annuity Commencement Date for your Contract. At least $10,000 must be allocated to any subsequent Guaranteed Period. If you select a 1-year subsequent Guaranteed Period, we will not assess a surrender charge or apply a Market Value Adjustment to surrenders from this Guaranteed Period.

Automatic subsequent Guaranteed Periods

Unless you instruct otherwise, the Sub-Account Value at the end of an expiring Guaranteed Period will be automatically allocated to a Sub-Account with a 1-year Guaranteed Period. The subsequent Guaranteed Period, however, will not extend past the Annuity Commencement Date. The new Sub-Account will earn interest at the Guaranteed Interest Rate in effect for that 1-year subsequent Guaranteed Period when your Sub-Account Value is allocated to it, although this rate may be nominal. We will not assess a surrender charge or apply a Market Value Adjustment to surrenders from this 1-year Guaranteed Period.

Guaranteed Interest Rates in subsequent Guaranteed Periods

Your beginning Sub-Account Value for any subsequent Guaranteed Period earns interest at the rate that is in effect for that subsequent Guaranteed Period on the date the subsequent Guaranteed Period begins. Guaranteed Interest Rates for subsequent Guaranteed Periods may differ from Guaranteed Interest Rates for initial Guaranteed Periods of the same duration.

Guaranteed Interest Rates

From time to time and at our sole discretion we set Guaranteed Interest Rates for each available Guaranteed Period. A Guaranteed Interest Rate credited to a Sub-Account will not change during the Guaranteed Period. We may, at our discretion, offer higher interest rates on Annuity Deposits, renewals, or both if your aggregate Annuity Deposits or Account Value equals or exceeds certain breakpoints on the date a Sub-Account is established.

In determining Guaranteed Interest Rates, we consider the interest rates available on the types of instruments in which the Company intends to invest the proceeds attributable to the Contracts. (See “Investments by Protective”). In addition, we may also consider various other factors in determining Guaranteed Interest Rates, including but not limited to the following factors: regulatory and tax requirements; sales commissions and administrative expenses the Company incurs; general economic trends; and competitive factors. Protective Life Insurance Company makes the final determination as to Guaranteed Interest Rates it declares. We cannot predict nor do we guarantee what future interest rates we will declare.

Aggregation of Other ProSaver® Platinum ST Contracts to Determine Interest Rate

If we are offering a higher interest rate on Annuity Deposits, renewals, or both for aggregate Annuity Deposits or Account Values that equal or exceed certain breakpoints when you purchase your ProSaver® Platinum ST contract, we will aggregate the Annuity Deposits or Account Values of the ProSaver® Platinum ST contracts that you own, or own as a joint owner, for the purpose of determining the interest rate to be credited to each Guaranteed Period in your new contract. We also will aggregate the Annuity Deposits or Account Values of the ProSaver® Platinum ST contracts that you own, or own as a joint owner, when determining the credited interest rate for Guaranteed Periods in your contracts at the

Delay of Payments

We may delay payment of a surrender for up to six months from the date we receive your written request, or for the period permitted by state insurance law, if shorter.

Surrender Value

The surrender value is the amount available to you upon a surrender or partial surrender. The surrender value is calculated as of the date we receive your surrender request using the following formula:

Surrender Value = A — S — M — P, where

A	= the amount of account value you surrender;
S	= the amount of the surrender charge;
M	= the amount of the Market Value Adjustment;
P	= the amount of any applicable premium tax.

Surrender Charges

Surrenders and partial surrenders may be subject to a surrender charge. Generally, we will assess a surrender charge if you take a surrender during the first seven years of any Guaranteed Period. The surrender charge applies to renewal Guaranteed Periods, as well as initial Guaranteed Periods. We calculate the surrender charge separately for each Sub-Account. We determine the amount of the surrender charge for a Sub-Account as follows: first, we subtract any amount available as an interest withdrawal from the surrender amount you request; then we multiply the result by the appropriate surrender charge percentage from the table below. The surrender charge percentage is determined based on the age of the Sub-Account from which the surrender is taken.

Number of Completed Years In a Guaranteed Period	Surrender Charge Percentage
0	6%
1	6%
2	5%
3	4%
4	3%
5	2%
6	1%
7 or more	0%

We will include the surrender charge in the amount we deduct from the Sub-Account to satisfy your surrender request. The total surrender charge for your surrender is the sum of the surrender charges for the Sub-Accounts from which you make your surrender.

We do not apply the surrender charge after the first seven years of any Guaranteed Period or from any amount available as an interest withdrawal. Also, we do not apply a surrender charge to surrenders you request at the end of a Sub-Account’s Guaranteed Period if we receive your written surrender request no later than 10 days after the end of the Guaranteed Period. No surrender charge will apply to surrenders from Sub-Accounts associated with a 1-year subsequent Guaranteed Period.

The Market Value Adjustment

We may apply a Market Value Adjustment if you request a full or partial surrender before the end of a Sub-Account’s Guaranteed Period. The Market Value Adjustment reflects the relationship between market interest rates available when a Sub-Account was established and the interest rates available at the time of the surrender from that Sub-Account, as measured by an independent index called the